Via Facsimile and U.S. Mail
Mail Stop 6010

October 7, 2008

C. James Prieur
Chief Executive Officer
Conseco, Inc.
11825 N. Pennsylvania Street
Carmel, Indiana 46032

Re: **Conseco, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2007 filed March 28, 2008
Form 10-Q for the Three Months Ended March 31, 2008 filed May 9, 2008
File No. 001-31792

Dear Mr. Prieur:

　　We have reviewed your August 11, 2008 response to our July 11, 2008 letter and have the following additional comment. Where we ask you to revise disclosure, please provide us information showing us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q – March 31, 2008

Part 1 – Financial Information

Item 1. Financial Statements

Notes To Consolidated Financial Statements

Fair Value Measurements, page 35

1.　　Refer to your response to comment one. Regarding your disclosure about your use of brokers or pricing services to assist you in determining fair values, please revise your disclosure to address, as applicable in Management's Discussion and Analysis, the following:

a. The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

b. The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

c. Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

d. The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

e. Whether the broker quotes are binding or non-binding; and

f. The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, *Fair Value Measurements*, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant